Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town,
Laifeng County, Hubei 445700, China

July 17, 2014

Via EDGAR
Ryan Adams
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:            Anpulo Food, Inc.
  Form 8-K
  Filed January 31, 2014
  File No. 000-54216

Dear Mr. Adams:

We hereby submit the responses of Anpulo Food, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 25, 2014, to Wenping Luo of the Company in regard to the above-referenced Current Report on Form 8-K filed on January 31, 2014 (“Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 1 to the Form 8-K (“Amendment No. 1”), filed with the Securities and Exchange Commission on July 17, 2014. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.1, as amended by the amendment(s).

General

1.
Please note that all comments related to this Form 8-K should be resolved before you request acceleration of effectiveness of your pending registration statement on Form S-1.

Response: We acknowledge that all comments related to this Form 8-K should be resolved before we request acceleration of effectiveness of our pending registration statement on Form S-1.

2.
We note your statements in Items 1.01, 2.01, 3.02, 4.01 and 9.01 of this report, incorporating by reference information from your registration statement on Form S-1 filed on October 31, 2013, as subsequently amended.  To the extent you intend to incorporate by reference the information in the most recent amendment to the Form S-1, please revise these statements accordingly.  Please also confirm that you intend to amend this Form 8-K to incorporate by reference from the most recent amendment to the Form S-1 each time you subsequently amend that filing.

Response: We intended to and have revised Form 8-K to incorporate by reference the information from the most recent amendment to the Form S-1 filed on June 24, 2014.

3.
We also note that you have not filed the Form S-1 as an exhibit to the Form 8-K.  Please provide us with your basis for incorporating by reference to the Form S-1 in the manner contemplated by the Form 8-K.  Refer to Exchange Act Rule 12b-23.

Response: We have filed the Form S-1 and its referenced amendment as exhibits to the Form 8-K.

Item 9.01. Financial Statements and Exhibits, page 4

4.
Please revise to provide pro forma financial information for the fiscal year ended December 31, 2012.

Response: We have revised Form 8-K to provide pro forma financial information for the fiscal year ended December 31, 2012.

The company acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Anpulo Food, Inc.
By: /s/ Wenping Luo
Wenping Luo
President and Chief Executive Officer